SEC SECU
Mail Processing
Section ANI
MAR 02 2021
Washington DC
416



21002101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-17264

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crown Capital Securities, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town and Country Road, Ste 530
(No. and Street)

Orange	California	92868
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darol K. Paulsen 714 547-9481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bates Coughty Reiss LLP
(Name – *if individual, state last, first, middle name*)

2601 Saturn Street, Ste 210	Brea	CA	92821-6702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darol K. Paulsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Capital Securities, L.P., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.
Title

*see attached CA Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- Exempt ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- Exempt ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- Exempt ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of FEBRUARY (Month), 2021 (Year), by

(1) DAROL K. PAULSEN

(and (2) ________), Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

MERRI B. ROBINSON
Notary Public - California
Orange County
Commission # 2324749
My Comm. Expires Mar 16, 2024

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report for 2020

Document Date: N/A Number of Pages: N/A

Signer(s) Other Than Named Above: Ø



CROWN CAPITAL
SECURITIES, L.P.

Annual Reports
December 31, 2020
(SEC File No. 8-17264)

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

Report of Independent Registered Public Accounting Firm

To the Partners and Management
of Crown Capital Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2020 and the related statements of income, changes in partners' capital, and cash flows for the year then ended; and the related notes, and schedules collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crown Capital Securities', L.P. management. Our responsibility is to express an opinion on Crown Capital Securities', L.P. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crown Capital Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, at pages 12 through 14, contained in Schedules I, II, III, IV and V has been subjected to audit procedures performed in conjunction with the audit Crown Capital Securities', L.P. financial statements. The supplemental information is the responsibility of Crown Capital Securities', L.P. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, IV and V is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bates Coughtry Reiss LLP

We have served as Crown Capital Securities', L.P. auditor since year 1999.

Brea, California
February 24, 2021

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714-871-2422 • 800-214-2727 • FAX 714-871-2676

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

CURRENT ASSETS:	
Cash & cash equivalents	$ 5,594,142
Commissions receivable	2,984,038
Prepaid commissions	89,374
Prepaid professional fees	159,976
Prepaid expenses	137,121
Total current assets	8,964,651
Property & equipment, net of $46,117 accumulated depreciation	39,873
OTHER ASSETS:	
Deposit - Pershing, LLC	100,000
Deposit - National Financial Services, LLC	25,000
Deposit - FINRA	8,823
Investment held for sale	8,602
Lease - rights of use	1,900,018
Total other assets	2,042,443
Total assets	$ 11,046,967

LIABILITIES AND PARTNERS' CAPITAL

Commissions payable	$ 3,270,042
Accounts payable	202,953
Total current liabilities	3,472,995
OTHER LIABILITIES	
Conference deposits	140,000
Deferred revenues	307,537
Deferred - other	8,602
Operating lease obligation	1,900,018
Contingency reserve	1,379,515
Total other liabilities	3,735,672
Total liabilities	7,208,667
COMMITMENTS	-
PARTNERS' CAPITAL	3,838,300
Total liabilities and partners' capital	$ 11,046,967

The accompanying notes are an intergal part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
As of December 31, 2020

REVENUE:	
TSA and Variable annuities	$ 16,494,294
Mutual funds & 12B-1	9,947,123
RIA and asset management	12,832,219
Limited partnerships	4,205,253
Securities	3,369,497
Marketing fees	151,606
Reimbursements - insurance	1,139,633
Reimbursements - net exchange	48,084
Reimbursements - albridge	148,740
Reimbursements - docupace etc	232,194
Other Income	319,349
Interest income	2,446
Total revenue	48,890,438
EXPENSES:	
Automobile expenses	28,399
Advertising, printing & postage	105,186
Bank charges	8,545
Commission expense	41,207,451
Contract service fees - personnel	2,326,282
Contract service fees - facilities & equipment	540,666
Conferences and meetings	4,500
Compliance expense	79,436
Computer services	599,382
Computer image processing	4,504
Depreciation	7,141
Dues and subscriptions	355,497
Insurance - various	1,064,857
Interest	17,275
Office supplies and expenses	71,004
Professional fees	346,152
Recruitment	54,122
Tax, license and permits	346,745
Travel, meals and entertainment	33,488
Settlements, resolutions & contingency	925,337
Total expenses	48,125,969
NET INCOME	$ 764,469

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2020

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 2,393,465	$ 1,161,366	$ 3,554,831
Net Income	514,720	249,749	764,469
Distributions to Partners	(323,857)	(157,143)	(481,000)
Ending Balance at December 31, 2020	$ 2,584,328	$ 1,253,972	$ 4,800,300

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
for the Year Ended December 31, 2020
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 764,469
Adjustments to reconcile net income to net cash provided by operating activities:		
Contingency reserve provision	$ 823,340	
Depreciation Expense	7,141	
Changes in operating assets:		
Decrease in commissions receivable	214,872	
Decrease in prepaid commissions	8,881	
Decrease in prepaid professional fees	9,679	
Increase in prepaid expenses	(6,450)	
Decrease in receivable-other	12,933	
Increase in deposits - FINRA	(2,651)	
Decrease in deposits - other	55,044	
Changes in operating liabilities:		
Decrease in commissions payable	(248,398)	
Decrease in accrued payables	(428,392)	
Decrease in conference deposits	(41,636)	
Decrease in deferred revenue	(27,492)	
Total adjustments		376,872
Net cash provided by operating activities		1,141,341
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to partners	(481,000)	
Net cash used for financing activities		(481,000)
Net Increase in Cash and Cash Equivalents		660,341
Cash and Cash Equivalents at Beginning of Year		4,933,801
Cash and Cash Equivalents at End of Year		$ 5,594,142

The accompanying notes are an integral part to the financial statements.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES

A. Crown Capital Securities, L.P., (the "Partnership") was formed on January 4, 1999 in the State of Delaware. Effective June 1, 1999, the Partnership purchased the broker-dealer license from Eric Equities, Inc. The Partnership is a licensed Broker-Dealer and is also a Registered Investment Advisor with the Securities and Exchange Commission ("SEC"). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership operates as an introducing (non-carrying) broker-dealer that clears customers' securities transactions with clearing broker-dealers Pershing, LLC or National Financial Services, LLC on a fully disclosed basis. The clearing broker-dealers carry the customers' accounts and maintain records pertaining thereto. The Partnership also maintains business relations with various Mutual Funds and Insurance Companies. The Partnership provides advisory fee services and hosts seminars and conferences. As of December 31, 2020 the Partnership is registered in fifty states and in Washington, D.C. and has independent registered representatives throughout the United States.

B. The Partnership has an on-going service and expense reimbursement agreement with Consolidated Brokerage Services, Inc. (a California corporation), where Consolidated Brokerage Services, Inc. provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements, the Partnership pays a monthly processing fee to Consolidated Brokerage Services, Inc., as indicated in Note 6.

C. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Commission revenues from securities transactions and other investment products are recognized as earned on a trade-date basis. Residual Revenues, such as insurance trail commissions, are recognized as earned on the effective transaction date provided by the insurance company. Fees and commissions received in advance, such as those for quarterly investment advisory services to be performed, are recorded as deferred revenue until earned. Commissions payable from the Partnership to their independent registered representatives are recorded as an expense, or prepaid expense, in a manner corresponding to the revenue recognition.

The Financial Accounting Standards Board (FASB) Issued new guidance that created Topic 606, *Revenue from Contracts with Customers*, in the Accounting Standards Codification (ASC). Topic 606 superseded the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which a customer expects to be entitled in exchange for those goods or services. The new guidance also added Subtopic 340-40, *Other Assets and Deferred Costs – Contracts with Customers,* to require deferral of incremental cost of obtaining a contract with a customer. Collectively, the new Topic 606 and Subtopic 340-40 are referred to as the new guidance.

The Partnership adoption of the guidance, utilizing the modified retrospective transition method. Adoption of the guidance resulted in changes to the accounting policies for revenue and cost recognition, previously described. The differences to revenue and cost recognition-related accounting principles under the new guidance as opposed to other prior revenue recognition guidance for contracts in progress was determined to be immaterial. Accordingly, no adjustment to the balance of partners' capital was necessary.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES (continued)

E. All transactions are recorded using the accrual method of accounting.

F. Management has reviewed the December 31, 2020 commission receivable balance of $2,909,280. All significant receivables have been collected within 30 days following the close of the year. As such, no allowance for bad debts has been included in the financial statements. Approximately $74,758 of the commission's receivable as of December 31, 2020 were from Pershing LLC and NFS LLC.

G. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2020 is $35,519.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

I. The Partnership accounts for its financial instruments in accordance with FASB ASC - 820, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuations techniques. Fair value is the is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The fair value hierarchy prioritizes the inputs of valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than level 1, quoted prices for similar assets or liabilities in active Markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant vales are observable;

Level 3 – Assets and liabilities whose significant value drivers are unobservable.

At December 31, 2020 the Partnership's has a level 2 investment valued at $8,602.

Financial assets consist of cash and cash equivalents, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature the Partnership's financial instruments are cash and cash equivalents, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature.

J. Depreciation is computed using the straight-line method over the estimated useful life of three to seven years and the current year depreciation expense $7,141. Betterments and improvement are capitalized, while repairs and maintenance costs are expensed in the period incurred.

K. The Partnership implements FASB ASC 740, Income Taxes (formerly SFAS Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changes the framework for accounting for uncertainty in income taxes. Management has considered its tax positions and believes that the positions taken by the Partnership are more-likely-than-not to be sustained upon examination. The federal and state income tax returns of the Partnership are subject to examination by the IRS for three years after the tax returns are filed and for state authorities the examination period is four years

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES (continued)

L. In March 2020, COVID-19 became a global pandemic and resulted in unprecedented actions by governments around the world to curtail the spread of the disease. These events have resulted in a high level of uncertainty and volatility in the financial markets, and have had an enormous impact on business and consumers in all sectors. Since the outcome and timeframe are highly unpredictable, the financial impact to operations cannot be estimated at this time.

The Partnership's management has evaluated subsequent events through February 24, 2021 the effective date at which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial of the Partnerships as of that date.

NOTE 2 – CASH AND CASH EQUIVALENTS

As of December 31, 2020 cash and cash equivalents consist of:

Cash in Union Bank of California	$ 5,594,142
Certificates of Deposit:	-
Total	$ 5,594,142

NOTE 3 – CONFERENCE DEPOSITS & DEFERRED REVENUE

The net conference deposits of $140,000 at December 31, 2020 are for attendance fees received from investment companies for their participation in Crown Capital Securities, L.P.'s year 2021 seminars and marketing programs which are not otherwise cancelled due to COVID-19.

The deferred revenues of $307,537 consists of prorated receipts for services and expense reimbursement related to year 2021. The components are: $99,304 for RIA first quarter management fees, $208,233 for Independent Representative reimbursements received in advance and an estimated $8,602 for a pending investment liquidation.

NOTE 4 – REPURCHASE AGREEMENTS

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant.

NOTE 5 – OPERATING LEASES

The Partnership has implemented FASB ASC 842, Leases (Topic 842) - which requires that each type of lease (operating or finance) is to be reported separately in the balance sheet. The Partnership has an operating lease for office space in Orange, California. The lease was amended in May 2019 and expires July 2025. In accordance with ASC 842 the Partnership is reporting a right of use lease asset and a corresponding lease liability with a present value of $1,900,018. The present value is based on an estimated incremental borrowing rate of 5.5%. The Partnership will recognize the lease payments in the statement of income as an operating expense on a straight-line basis over the term of the lease.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Partnership is reimbursed by their registered representatives for insurance, and other second party online services. For the year ended December 31, 2020 the Partnership was insurance income reimbursements of $1,139,633 and an additional $429,018 was reimbursed through commission expense payment reductions.

Various administrative and office services for the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement that requires the monthly reimbursement of operating expenses and a monthly processing fee of $7,500 to be paid by the Partnership. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC (DCH) and Delta Broker Holding, LLC, (DBH) which are, respectively, the general and limited partners of Crown Capital Securities, L.P. During the year ended December 31, 2020, the Partnership paid $3,839,358 to Consolidated Brokerage Services, Inc. for the reimbursement of the various general and administrative expenses, and processing fees pursuant to the service agreement.

The Partnership records the service agreement payments by expense categories consisting of: personnel, facilities and equipment, and various other general and administrative expense categories.

The Partnership also has affiliation agreements with the Crown Capital Insurance Agency, L.L.C. (CCIA) group, CCIA Nevada, Inc. and Jewel Insurance Agency, Inc, where they agree to provide the Partnership with the exclusive use of their licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. For the year ended December 31, 2020 total revenues generated, respectively, from these agreements was $6,919,275, $446,638 and $73,044. In consideration aforementioned entities providing the use of their licenses, the Partnership shall advance funds or reimburse each CCIA for any and all expenses they incur with obtaining or maintaining their licenses.

During the year ended December 31, 2020, the Partnership paid CCIA L.L.C., $8,000, DBH $17,200 and DCH $17,000 for their pass-through expense reimbursements.

NOTE 7 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest Expense	$ 17,275
State Income, Franchise and Revenue tax	46,176

Supplemental schedule of noncash investing and financing activities: During the year 2020 the Partnership received an interest in a partnership investment as part of a settlement agreement. The estimate value of the investment is $8,602 as of December 31, 2020. Management has deferred the recognition of the fair market value gain until the investment is subsequently liquidated.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Commissions Receivable

Most of the Partnership's business activity of selling various types of registered securities and investments on a commission basis with two clearing firms, and with various regulated investment companies located nationwide. In the event those counter-parties do not fulfill their obligation, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counter-parties. It is the Partnership's policy to review, as necessary, the credit standing of a counter-party.

B. Cash Accounts

The Partnership maintains its general non-interest earning cash account in Union Bank of California and periodically purchases short term certificates of deposit from other banks through UnionBanc Investment Services, LLC. Insurance provisions of the Federal Deposit Insurance Corporation ("FDIC") is $250,000 per account ownership category. As of December 31, 2020 the Partnership's general checking account, before outstanding items, had $5,344,142 of cash in excess of the FDIC insurance limit.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Partnership had net allowable capital of $3,026,868 as computed in supplementary schedule I, which was $2,672,958 in excess of its required minimum net capital of $353,910. The required minimum net capital is the greater of $50,000 or $353,910 as computed at .0666667% of the $5,308,649 aggregate liabilities indicated on the December 31, 2020 Statement of Financial Condition. The Partnership's liabilities to net capital ratio was 1.75 to 1.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2020 the Partnership is named as a defendant in fifteen arbitration proceedings, one complaint and one class action. Such matters arise in the course of business and it is common in the broker-dealer industry. The amount sought for compensatory damages, in the aggregate of the minimum range, approximates $3,500,858 but does not include potential amounts for punitive damages, legal fees and other costs. The Partnership has established a 6.667% contingency reserve of $30,015 based on an aggregate of $450,000 for liability insurance deductibles.

With regards to the aforementioned issues, the Partnership's management believes it has meritorious defenses and will be vigorously defending itself against the claims with their legal counsel proceeding accordingly. The Partnership maintains liability insurance, and in the event of any excess settlement balance, management expects to be covered by their Errors and Omissions ("E&O') insurance provider.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (continued)

The Partnership is subject to an industry wide SEC Share Class Disclosure Initiative (the "SCSD" Initiative). The SEC is investigating the receipt of certain fees charged to customers when making certain share class transactions that may have a conflict of interest. The SEC claims Clients were placed in a more expensive share class of mutual fund and that their Advisors received 12b-1 fees without proper disclosure. The SEC is seeking disgorgement, penalties and interest of approximately $1,379,515. The Partnership's management is contemplating a settlement with the SEC and therefore has increased their contingency reserve by $823,340 for a total legal contingency reserve of $1,349,500 as of December 31, 2020.

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
December 31, 2020

SCHEDULE I

Part 1 - Computation of net capital

Total Partners' Capital, at December 31, 2020		$ 3,838,300
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		3,838,300
Less non-allowable assets:		
Commissions receivable, aged over 30 days or not offset by a liability	$ (360,132)	
Prepaid commissions	(89,374)	
Prepaid expenses	(297,097)	
Property and equipment	(39,873)	
Investment	(8,602)	
Deposits	(8,823)	
Total non-allowable assets		(803,901)
Less: haircuts and other deductions		
Certificates of deposit, maturity terms over 30 days less than 91 days	-	
Fidelity bond deductible	(7,531)	
Total other deductions		(7,531)
Net Capital pursuant to Rule 15c3-1		$ 3,026,868

Part 2 - Computation of required minimum net capital

Minimum net capital		
• 6 2/3 percent of aggregate indebtedness	$ 353,910	
• Minimum dollar net capital required	$ 50,000	
• LESS - Required Net Capital (greater of above)		$ (353,910)
Excess Net Capital		$ 2,672,958
Aggregate indebtedness	$ 5,308,649	
Ratio of aggregate indebtedness to net capital	1.75 to 1	

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Accordingly, no computation or reconciliation is required.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2020

RECONCILIATION OF THE AUDITED NET CAPITAL TO UNAUDITED FOCUS REPORT

	Partners' Capital	Non-Allowable Items	Net allowable Capital
Unaudited Fourth Quarter, Focus Report, 12/31/2020	$ 3,862,272	$ (700,859)	$ 3,161,413
Subsequent Adjustments:			
Increase/(Decrease) in Revenue:	314,420	-	314,420
Decrease/(Increase) in Expenses:	(338,392)	-	(338,392)
(Increase)/Decrease in Assets:			
Commissions Receivable - non-allowable	-	(30,509)	(30,509)
Prepaid and other assets- non-allowable	-	(89,374)	(89,374)
Decrease/(Increase) in Other Reductions:	-	5,573	5,573
Fidelity Bond - haircut	-	3,737	3,737
Net Capital, 12/31/20	$ 3,838,300	$ (811,432)	$ 3,026,868

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Yvonne E. Tuff
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Report of Independent Registered Public Accounting Firm

To the Partners and Management
of Crown Capital Securities, L.P.

We have reviewed management's statements, included in the accompanying Management's Exemption Report in which (1) Crown Capital Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crown Capital Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Crown Capital Securities, L.P. management stated that Crown Capital Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Crown Capital Securities', L.P. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crown Capital Securities, L.P. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bates Coughtry Reiss LLP

Brea, California
February 24, 2021

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714-871-2422 • 800-214-2727 • FAX 714-871-2676


CROWN
CAPITAL
SECURITIES, L.P.

Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

The Management of Crown Capital Securities, L.P. ("the Partnership") is responsible for compliance with the reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, as amended and effective June 1, 2014 and thereafter, for certain broker-dealers' annual reporting.

This report is for the Partnership's most recent fiscal year ended December 31, 2020.

I, Darol K. Paulsen, to the best of my knowledge and belief make these assertions regarding the exemption provision as follows:

Identified Exemption Provision:

The Partnership claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)].
Definition: (k)(2)(ii) Exemption – Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Statement Regarding Meeting Exemption Provision:

To the best of my knowledge and belief the Partnership is therefore exempt from rule 15c3-3 because it met the exemption requirement to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)], throughout the Partnership's most recent fiscal year ended December 31, 2020 without exception.

Crown Capital Securities, L.P.

Darol K. Paulsen, Chief Executive Officer

February 24, 2021

725 Town & Country Road • Suite 530 • Orange • CA 92868 • 714·547·9481 • Fax 714·547·9735